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                                                                    May 27, 2005

Steven Jacobs
Accounting Branch Chief
Division of Corporate Finance
US Securities and Exchange Commission
Washington, D.C. 20549

Re:        Hartcourt Companies, Inc.
           Form 10-KSB for the year ended December 31, 2004 File No. 1-12671

Dear Mr. Jacobs,

           We are in receipt of your letter dated May 13, 2005. Below is our response to your inquiry.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
------------------------------------------------

CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------

REPORT OF INDEPENDENT REGISTERED PUBIC ACCOUNTING FIRM
------------------------------------------------------

         1, We will file an amended Form 10-KSB to include an audit report for the 2003 fiscal year ended on December 31, 2004.

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE F-4

         2, As disclosed per note #14 to the consolidated financial statements for the year ended December 31, 2004, the Company disposed off certain subsidiaries during the year. SFAS 144, Para 43, which states "In a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement of a business enterprise for CURRENT AND PRIOR PERIODS shall report the results of operations of the component, including any gain or loss recognized in accordance with paragraph 37, in discontinued operations. The results of operations of a component classified as held for sale shall be reported in discontinued operations in the period(s) in which they occur. The results of discontinued operations, less applicable income taxes (benefit), shall be reported as a separate component of income before extraordinary items and the cumulative effect of accounting changes (if applicable)".

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US SEC, Division of Corporate Finance
May 27, 2005
Page 2

In accordance with above, the Company has reported the income (loss) from operations for 2003 of the entities disposed off during 2004 as a separate line item in the Statements of operations. The revenue, cost of operations, etc. for the prior periods excludes the numbers of the entities disposed off during 2004. However, the net income (loss) is consistent with the net loss reported per the prior year's financial statements.

The Company does not believe that item 4.02 Form 8K is applicable.

                                     * * * *

Per your request, we furnish you in writing the following statement from the company acknowledging that

o The company is responsible for the adequacy and accuracy of the disclosure in the filings;
o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, please contact us through fax # 86 21 5213 8870.


                                             Sincerely,


                                             Carrie Hartwick
                                             Interim Chief Financial Officer


cc: Rachel Zablow, Staff Accountant, Division of Corporate Finance, SEC Hamid Kabani, Kabani & Company, Inc., Certified Public Accountants John Creighton, Preston Gates Ellis, LLP, Seattle